As filed with the Securities and Exchange Commission on September 4, 2003
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Penwest Pharmaceuticals Co.

(Exact name of registrant as specified in its charter)

Washington	91-1513032
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 Old Ridgebury Road, Suite 11

Danbury, Connecticut 06810-5120
(877) 736-9378
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tod R. Hamachek

Chairman of the Board and Chief Executive Officer
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT 06810-5120
(877) 736-9378
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stuart M. Falber, Esq.

Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ 333-                  .

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ 333-                  .

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum
	to be	Offering Price	Aggregate	Amount of
Title of Shares to be Registered	Registered(1)	Per Share(2)	Offering Price(1)	Registration Fee

Common Stock, $0.001 par value per share (including the preferred stock purchase rights attached thereto)(3)	3,009,314	$21.91	$65,934,069	$5,334.07

(1)	This number includes 501,552 shares of common stock issuable upon the exercise of additional investment rights held by the selling shareholders. Pursuant to Rule 416 under the Securities Act of 1933, these shares include an indeterminate number of shares of common stock issuable as a result of stock splits, stock dividends, recapitalizations or similar events.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the NASDAQ National Market on August 29, 2003.

(3)	Shares of common stock being registered hereby are accompanied by preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by each certificate for common stock and will be transferred along with and only with common stock.

     The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling shareholders named in this prospectus may not sell the common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the common stock and the selling shareholders named in this prospectus are not soliciting offers to buy the common stock in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September      , 2003

PROSPECTUS

Penwest Pharmaceuticals Co.

3,009,314 SHARES OF COMMON STOCK

      This prospectus relates to the resale from time to time of up to 3,009,314 shares of common stock by the selling shareholders identified in this prospectus. We will not receive any proceeds from the sale of shares of our common stock offered by this prospectus. We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify the selling shareholders against certain liabilities.

      The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares offered by this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

      Our common stock is traded on the NASDAQ National Market under the symbol “PPCO.” On September 3, 2003, the closing sale price of the common stock on NASDAQ was $22.20 per share. You are urged to obtain current market quotations for the common stock.

       Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September      , 2003.

PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SIGNATURES
EX-5.1 OPINION OF PERKINS COIE LLP
EX-23.1 CONSENT OF ERNST & YOUNG LLP

      Penwest Pharmaceuticals Co.’s executive offices are located at 39 Old Ridgebury Road, Suite 11, Danbury, Connecticut 06810-5120. Our telephone number is (877) 736-9378, and our Internet address is www.penwest.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to “Penwest,” “we,” “us,” and “our” refer to Penwest Pharmaceuticals Co.

      TIMERx® is a registered trademark of the Company. GeminexTM and SyncroDoseTM are also trademarks of the Company. Other tradenames and trademarks appearing in this prospectus are the property of their respective owners.

      We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

      This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

PENWEST PHARMACEUTICALS CO.

      Penwest develops pharmaceutical products based on innovative oral drug delivery technologies. The foundation of our technology platform is TIMERx, an extended release delivery system that is adaptable to soluble and insoluble drugs, and that is flexible for a variety of controlled release profiles. We have also developed two additional oral drug delivery systems, Geminex and SyncroDose. Geminex is a dual drug delivery system that is designed to provide independent release of different active ingredients contained in a drug, and SyncroDose is a chronotherapeutic drug delivery system that is designed to release the active ingredient of a drug at the desired site and time in the body.

      Our product portfolio includes four products utilizing our proprietary controlled release drug delivery technology, which were developed with collaborators and have been approved in various countries. In addition, we have a number of product candidates in our drug development pipeline. The most advanced of these is oxymorphone ER, an extended release formulation of oxymorphone incorporating TIMERx technology. We are developing oxymorphone ER with Endo Pharmaceuticals Inc. The United States Food and Drug Administration, or FDA, accepted for filing a new drug application, or NDA, submitted by Endo for oxymorphone ER in February 2003, and the FDA is currently reviewing the application.

THE OFFERING

Common Stock offered by selling shareholders	3,009,314 shares, including 501,552 shares issued or issuable upon the exercise of additional investment rights held by the selling shareholders

Use of proceeds	Penwest will not receive any proceeds from the sale of shares in this offering

NASDAQ National Market symbol	PPCO

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this prospectus before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

We have not been profitable and expect to continue to incur substantial losses

      We have incurred net losses since 1994, including net losses of $17.1 million, $16.0 million and $8.8 million, during 2002, 2001, and 2000, respectively. For the six months ended June 30, 2003, we had a loss from continuing operations of $12.3 million, income from discontinued operations of $177,000 and a gain on the sale of the excipient business of $9.5 million. This resulted in a net loss for the six months ended June 30, 2003 of $2.6 million. As of June 30, 2003, our accumulated deficit was approximately $81.1 million.

      We expect net losses to continue until substantial sales of products commercialized utilizing TIMERx technology occur. If we are unable to successfully develop and commercialize these products, or generate substantial sales from these products, we may never achieve profitability.

      A substantial portion of our revenues since 1994 has been generated from the sales of our pharmaceutical excipients. Our net losses in 2000, 2001 and 2002 were reduced as a result of the operating results of our excipient business. Effective February 27, 2003, we no longer generate any revenues from the sales of excipient products and our business depends exclusively on our drug delivery business.

      Our future profitability will depend on several factors, including:

•	the successful commercialization of TIMERx controlled release products, including in particular oxymorphone ER, a narcotic analgesic for the treatment of moderate to severe pain, being developed with Endo;

•	our ability to use the net proceeds from the sale of our excipient business and the net proceeds from the private placement of our common stock in August 2003 to fund the research, development, marketing and commercialization of our products and technologies;

•	royalties from Mylan Pharmaceuticals Inc.’s sales of Pfizer, Inc.’s 30 mg generic version of Procardia XL; and

•	the level of investment in research and development activities

      Our strategy includes a significant commitment to spending on research and development targeted at identifying and developing modified release products which can be formulated using our TIMERx and other drug delivery technologies. We also expect to expend significant resources on the development of new drug delivery technologies, both internally and through in-licenses or acquisition. Our spending in the area of new technology, however, is discretionary and is subject to the availability of appropriate opportunities and funding.

We are dependent on collaborators to conduct clinical trials, obtain regulatory approvals for, and manufacture, market, and sell our TIMERx controlled release products

      Many of our TIMERx controlled release products have been or are being developed and commercialized in collaboration with pharmaceutical companies. Under these collaborations, depending on the structure of the collaboration, we are dependent on our collaborators to fund some portion of development, to conduct clinical trials, obtain regulatory approvals for, and manufacture, market and sell products utilizing our TIMERx controlled release technology. For instance, we are dependent on Endo to obtain the regulatory approvals required to market oxymorphone ER and will be dependent on Endo to manufacture and market oxymorphone ER in the United States. We are also dependent on Sanofi-Synthelabo S.A. and Leiras OY to manufacture and market Slofedipine XL and Cystrin CR, respectively. In addition, we are dependent on

Mylan with respect to the marketing and sale of the 30 mg strength of Pfizer’s generic version of Procardia XL.

      Our collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products. Our existing collaborations are subject to termination on short notice under certain circumstances including, for example, if the collaborator determines that the product in development is not likely to be successfully developed or not likely to receive regulatory approval, if we breach the agreement or upon a bankruptcy event.

      If we cannot maintain our existing collaborations or establish new collaborations, we would be required to terminate the commercialization of products or undertake commercialization activities at our own expense. Moreover, we have limited experience in conducting full-scale clinical trials, preparing and submitting regulatory applications and manufacturing, marketing and selling the pharmaceutical products. We may not be successful in performing these activities.

      Our existing collaborations and any future collaborations with third parties may not be scientifically or commercially successful.

      Factors that may affect the success of our collaborations include the following:

•	our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product as to which they are collaborating with us, which could affect our collaborator’s commitment to the collaboration with us;

•	reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators would reduce our revenues, which may be based on a percentage of net sales by the collaborator;

•	our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect our perception in the business and financial communities; and

•	our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect the collaborator’s commitment to us.

We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do

      The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of our competitors have longer operating histories and greater financial, marketing, legal and other resources than we do and than certain of our collaborators do.

      We face competition from numerous public and private companies and their extended release technologies, including Johnson & Johnson’s oral osmotic pump (OROS®) technology, multiparticulate systems marketed by Elan Corporation plc, Biovail Corporation and K-V Pharmaceutical Company, traditional matrix systems marketed by SkyePharma, plc and other controlled release technologies marketed or under development by Andrx Corporation, among others.

      Our TIMERx products in development will face competition from products with the same indication as the TIMERx products being developed by Penwest. For instance, we expect extended release oxymorphone ER will face competition from Purdue Pharma’s OxyContin® and Duragesic® marketed by Johnson & Johnson.

      In addition to developing controlled release versions of immediate release products, we also selectively develop generic versions of branded controlled release products. The success of generic versions of branded controlled release products based on our TIMERx technology will depend, in large part, on the intensity of competition from the branded controlled release product, other generic versions of the branded controlled release product and other drugs and technologies that compete with the branded controlled release product, as well as the timing of product approval.

      The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be better able to bring and defend any such litigation.

If our clinical trials are not successful or take longer to complete than we expect, we may not be able to develop and commercialize certain of our products

      In order to obtain regulatory approvals for the commercial sale of our potential products, including controlled release versions of immediate release drug, we or our collaborators will be required to complete clinical trials in humans to demonstrate the safety and efficacy of the products. We or our collaborators may not be able to obtain authority from the FDA or other regulatory agencies to commence or complete these clinical trials.

      The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale advanced stage clinical trials. Furthermore, we, our collaborators or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks, or for other reasons.

      The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient accrual is a function of many factors including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment may result in increased costs and program delays.

      We and our collaborators may not be able to successfully complete any clinical trial of a potential product within any specified time period. In some cases, we may not be able to complete the trial at all. Moreover, clinical trials may not show any potential product to be safe or efficacious. Thus, the FDA and other regulatory authorities may not approve any of our potential products for any indication.

      Our business, financial condition, or results of operations could be materially adversely affected if:

•	we or our collaborators are unable to complete a clinical trial of one of our potential products;

•	the results of any clinical trial are unfavorable; or

•	the time or cost of completing the trial exceeds our expectations.

We may not obtain regulatory approval; the approval process can be time-consuming and expensive

      We are not able to market any of our products in the United States, Europe or in any other jurisdiction without marketing approval from the FDA, the European Agency for the Evaluation of Medicinal Products, or an equivalent foreign regulatory agency. The regulatory process to obtain market approval for a new drug takes many years and requires the expenditure of substantial resources. We have had only limited experience in preparing applications and obtaining regulatory approvals.

      To date, several drug formulations utilizing the TIMERx system have received regulatory approval:

•	Cystrin CR was approved in Finland in 1997;

•	Slofedipine XL was approved in the United Kingdom in 1998 and in Italy in 2001;

•	The 30 mg strength of Nifedipine XL was approved by the FDA in December 1999; and

•	Cronodipin was approved in Brazil in 2001.

      We also have a number of TIMERx products in our development pipeline. The most advanced of these is oxymorphone ER, which we are developing with Endo. In February 2003, the FDA accepted for filing an NDA for oxymorphone ER and the FDA is currently reviewing that application.

      We may encounter delays or rejections during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product to meet, the FDA’s requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. After submission of a marketing application, in the form of an NDA or an abbreviated new drug application, or ANDA, the FDA may deny the application, may require additional testing or data and/or may require post marketing testing and surveillance to monitor the safety or efficacy of a product. While the U.S. Food, Drug and Cosmetic Act, or FDCA, provides for a 180-day review period, the FDA commonly takes one to two years to grant final approval to a marketing application.

      Further, the terms of approval of any marketing application, including the labeling content, may be more restrictive than we desire and could affect the marketability of products incorporating our controlled release technology.

      Some of the controlled release products that we are developing with our collaborators are generic versions of branded controlled release products, which require the filing of ANDAs. Certain ANDA procedures for generic versions of controlled release products are the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. These requested changes include, among other things, tighter standards for certain bioequivalence studies and disallowance of the use by a generic drug manufacturer in its ANDA of proprietary data submitted by the original manufacturer as part of an original new drug application. Any changes in FDA regulations that make ANDA approvals more difficult may have a material adverse effect on our business, financial condition and results of operations.

      Other products containing our TIMERx controlled release technology require the filing of an NDA. A full NDA must include complete reports of preclinical, clinical and other studies to prove adequately that the product is safe and effective, which involves, among other things, full clinical testing, and as a result requires the expenditure of substantial resources. In certain cases involving controlled release versions of FDA-approved immediate release drugs, we may be able to rely on existing publicly available safety and efficacy data to support an NDA for controlled release products under Section 505(b)(2) of the FDCA when such data exists for an approved immediate release version of the same chemical entity. However, we can provide no assurance that the FDA will accept such section 505(b)(2) NDA, or that we will be able to obtain publicly available data that is useful. The section 505(b)(2) NDA process is a highly uncertain avenue to approval because the FDA’s policies on section 505(b)(2) NDAs have not yet been fully developed. There can be no assurance that the FDA will approve an application submitted under section 505(b)(2) in a timely manner or at all.

      The FDA also has the authority to revoke or suspend approvals of previously approved products for cause, to debar companies and individuals from participating in the drug-approval process, to request recalls of allegedly volatile products, to seize allegedly volatile products, to obtain injunctions to close manufacturing plants allegedly not operating in conformity with current Good Manufacturing Practices and to stop shipments of allegedly volatile products. The FDA may seek to impose pre-clearance requirements on products currently being marketed without FDA approval, and there can be no assurance that the Company or its third-party manufacturers or collaborators will be able to obtain approval for such products within the time period specified by the FDA.

Even if we obtain marketing approval, our products will be subject to ongoing regulatory review

      If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

      If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

We may require additional funding, which may be difficult to obtain

      As of June 30, 2003, we had cash, cash equivalents, and short-term investments of $25.8 million, which includes the net cash proceeds from the sale of the our excipient business. In addition, in August 2003, we received $52.7 million from the private placement of which fees and expenses of approximately $3.3 million are estimated to be paid. We have no committed sources of capital other than Rettenmaier Holding GmbH & Co. KG’s commitment to repay us pursuant to promissory notes, of which $1.0 million was received in April 2003 and $1.25 million is due in May 2004, in connection with the sale of the excipient business.

      We anticipate that our existing capital resources, including the proceeds from the private placement, anticipated internally generated funds from the sale of formulated bulk TIMERx, royalties from Mylan and other payments from collaborators, including Endo, will be sufficient to fund our currently planned operations, for the foreseeable future if oxymorphone ER is approved by the FDA during 2004.

      We have had negative cash flows and net losses since 1994. See “We have not been profitable and expect to continue to incur substantial losses” for a discussion of our risk of continued losses. We expect negative cash flows from operations to continue until substantial sales of products commercialized utilizing TIMERx technology occur, particularly because we expect our operating expenses to continue to increase in the future, including our research and development expenses, as our product development efforts accelerate.

      The proceeds from the sale of our excipient business provided us with significant funding, but we have lost the positive cash flows generated by our excipient business.

      Our requirements for additional capital are substantial and will depend on many factors, including:

•	the ongoing costs under the Company’s other collaboration agreements

•	whether oxymorphone ER is approved on a timely basis, or at all;

•	whether the Company resumes its participation in the funding of the development and marketing of oxymorphone ER;

•	the structure of any future collaborative or development agreements;

•	the progress of the Company’s collaborative and independent development projects and funding obligations with respect to the projects and the related the costs to the Company of clinical studies for its products;

•	the costs and timing of adding drug development capabilities;

•	royalties received from Mylan;

•	the timing and amount of payments received under existing and possible future collaborative agreements, in particular oxymorphone ER; and

•	the prosecution, defense and enforcement of potential patent claims and other intellectual property rights.

      If we determine to seek additional funding, we may do so through collaborative agreements or research and development arrangements and public or private financings. Additional financing may not be available to us on acceptable terms, if at all.

      If we raise additional funds by issuing equity securities, further dilution to our then existing shareholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such shareholders.

      Any sale of additional equity or debt securities may result in additional dilution to our shareholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more of our planned research, development and commercialization activities, which could harm our financial condition and operating results.

Our controlled release products that are generic versions of branded controlled release products that are covered by one or more patents may be subject to litigation

      We expect to file or have our collaborators file ANDAs for our controlled release products under development that are generic versions of branded controlled release products that are covered by one or more patents. It is likely that the owners of the patents covering the brand name product or the sponsors of the NDA with respect to the branded product will sue or undertake regulatory initiatives to preserve marketing exclusivity, as Pfizer did with respect to our generic version of Procardia XL that we developed with Mylan. Any significant delay in obtaining FDA approval to market our product candidates as a result of litigation, as well as the expense of such litigation, whether or not we or our collaborators are successful, could have a material adverse effect on our business, financial condition and results of operations.

The market may not be receptive to products incorporating our drug delivery technologies

      The commercial success of products incorporating our extended release technology that are approved for marketing by the FDA and other regulatory authorities will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe. No product based on our TIMERx or other extended release technology is marketed in the United States, so there can be no assurance as to market acceptance.

      Other factors that we believe could materially affect market acceptance of these products include:

•	the timing of the receipt of marketing approvals and the countries in which such approvals are obtained;

•	the safety and efficacy of the product as compared to competitive products; and

•	the cost-effectiveness of the product and the ability to receive third party reimbursement.

Our success depends on our protecting our patents and patented rights

      Our success depends in significant part on our ability to develop patentable products, to obtain patent protection for our products, both in the United States and in other countries, and to enforce these patents. The patent positions of pharmaceutical firms, including us, are generally uncertain and involve complex legal and factual questions. As a result, patents may not issue from any patent applications that we own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology.

      Our success also depends on our not infringing patents issued to competitors or others. We are aware of patents and patent applications belonging to competitors and others that may require us to alter our products or processes, pay licensing fees or cease certain activities.

      We may not be able to obtain a license to any technology owned by a third party that we require to manufacture or market one or more products. Even if we can obtain a license, the financial and other terms may be disadvantageous.

      Our success also depends on our maintaining the confidentiality of our trade secrets and patented know-how. We seek to protect such information by entering into confidentiality agreements with employees, consultants, licensees and pharmaceutical companies. These agreements may be breached by such parties. We may not be able to obtain an adequate, or perhaps, any remedy to such a breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

We may become involved in patent litigation or other intellectual property proceedings relating to our products or processes which could result in liability for damage or stop our development and commercialization efforts

      The pharmaceutical industry has been characterized by significant litigation and interference and other proceedings regarding patents, patent applications and other intellectual property rights. The types of situations in which we may become parties to such litigation or proceedings include:

•	We or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights.

•	We or our collaborators may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our products or processes do not infringe such third parties’ patents.

•	If our competitors file patent applications that claim technology also claimed by us, we or our collaborators may participate in interference or opposition proceedings to determine the priority of invention.

•	If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings.

      An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

      The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Although the legal costs of defending litigation relating to a patent infringement claim are generally the contractual responsibility of our collaborators (unless such claim relates to TIMERx in which case such costs are our responsibility), we could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to complete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We have only limited manufacturing capabilities and will be dependent on third party manufacturers

      We lack commercial scale facilities to manufacture our TIMERx material or any products we may develop in accordance with current GMP requirements prescribed by the FDA. We currently rely on Draxis Pharma, Inc. for the bulk manufacture of our TIMERx material for delivery to our collaborators under a contract that expires in September 2004. The agreement shall be automatically renewed for successive one- year periods, unless either party gives notice of its intent not to renew the contract, at least six months prior to the end of the then-current term.

      There are a limited number of manufacturers that operate under GMP regulations capable of manufacturing our TIMERx material. Although the Company has qualified alternate suppliers with respect to the xanthan and locust bean gums used to manufacture our TIMERx material, if our current manufacturer is unable to manufacture the TIMERx material in the required quantities, on a timely basis or at all, we may be unable to obtain alternative contract manufacturing, or obtain such manufacturing on commercially reasonable terms.

      If our third party manufacturers fail to perform their obligations, we may be adversely affected in a number of ways, including:

•	our collaborators may not be able to meet commercial demands for our products on a timely basis;

•	our collaborators may not be able to initiate or continue clinical trials of products that are under development; and

•	our collaborators may be delayed in submitting applications for regulatory approvals of our products.

      We have limited experience in manufacturing TIMERx material on a commercial scale and no facilities or equipment to do so. If we determine to develop our own manufacturing capabilities, we will need to recruit qualified personnel and build or lease the requisite facilities and equipment. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

      The manufacture of any of our products is subject to regulation by the FDA and comparable agencies in foreign countries. Any delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products and our business, financial condition and results of operations.

We are dependent upon a limited number of suppliers for the gums used in our TIMERx material

      Our drug delivery systems are based a hydrophilic matrix combining a heterodispersed mixture primarily composed of two polysaccharides, xanthan and locust bean gums, in the presence of dextrose. These gums are also used in our Geminex and SyncroDose drug delivery systems. We purchase these gums from a sole source supplier. We have qualified alternate suppliers with respect to such materials, but we can provide no assurance that interruptions in supplies will not occur in the future or that we will not have to obtain substitute suppliers. Any interruption in these supplies could have a material adverse effect on our ability to manufacture bulk TIMERx for delivery to our collaborators.

If we or our collaborators fail to obtain an adequate level of reimbursement by third party payors for our controlled release products, they may not be able to successfully commercialize controlled release products in certain markets

      The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product. These third party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.

      The generic versions of controlled release products being developed by us and our collaborators may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

      In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system. Further proposals are likely. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborative partners and market our products.

      If we or our collaborators obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

We will be exposed to product liability claims and may not be able to obtain adequate product liability insurance

      Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. Product liability claims might be made by consumers, health care providers, pharmaceutical companies, or others that sell our products. These claims may be made even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale.

      We are currently covered by primary product liability insurance in the amount of $1 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $25.0 million which can also be used for product liability insurance. This coverage may not be adequate to cover any product liability claims. Product liability coverage is expensive. In the future, we may not be able to maintain or obtain such product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims. Any claims that are not covered by product liability insurance could have a material adverse effect on our business, financial condition and results of operations.

The market price of our common stock may be volatile

      The market price of our common stock, like the market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies, have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, future sales of our common stock, announcements of technological innovations or new therapeutic products by us or our competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others, changes in reimbursement policies, comments made by securities analysts and general market conditions may have a significant effect on the market price of the common stock.

Certain provisions of our Shareholder Rights Plan, Certificate of Incorporation and Bylaws and of Washington law make a takeover of Penwest or a change in control or management of Penwest more difficult

      We have adopted a shareholder rights plan, often referred to as a poison pill. The rights issued under the plan will cause substantial dilution to a person or group that attempts to acquire us on terms that are not approved by our board of directors, unless the board first determines to redeem the rights. Various provisions of our Certificate of Incorporation, our Bylaws and Washington law may also have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company, including transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. In addition, any forward-looking statements represent our estimates only as of the date this prospectus is filed with the SEC and should not be relied upon as representing our estimates as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares by the selling shareholders.

      The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our accountants.

SELLING SHAREHOLDERS

      Of the 3,009,314 shares of common stock covered by this prospectus, 2,507,762 shares were acquired by the selling shareholders from us in a private placement consummated on August 5, 2003 and August 6, 2003 and 501,552 shares are issuable upon the exercise of additional investment rights acquired by the selling shareholders from us in the same private placement. In the private placement we sold to the selling shareholders units, with each unit consisting of one share of common stock and an additional investment right to purchase 0.2 shares of common stock. The following table sets forth, to our knowledge, certain information about the selling shareholders as of August 6, 2003.

      Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of Common			Shares of Common
	Stock Beneficially			Stock to be Beneficially
	Owned Prior to			Owned After
	Offering(1)		Number of Shares	Offering(2)
			of Common Stock
Name of Selling Shareholder	Number	Percentage	Being Offered(1)	Number	Percentage

CommonFund Hedged Equity Co.	86,200	*	16,800	69,400	*
Cranshire Capital, L.P.	180,000	*	180,000	—	—
Deephaven Small Cap Growth Fund, LLC	180,000	*	180,000	—	—
Knott Partners, L.P.	333,700	1.78%	64,800	268,900	1.44%
Mainfield Enterprises Inc.	660,000	3.52%	660,000	—	—
Matterhorn Offshore Fund Ltd.	128,400	*	26,400	102,000	*
Narragansett I, LP	63,840	*	63,840	—	—
Narragansett Offshore, Ltd.	104,160	*	104,160	—	—
Oppenheimer Discovery Fund(3)	362,400	*	362,400	—	—
Oppenheimer Emerging Growth Fund(3)	50,000	*	24,000	26,000	*
Perceptive Life Sciences Master Fund, Ltd.	124,644	*	48,000	76,644	*
ProMed Offshore Fund, Ltd.	4,380	*	4,380	—	—
ProMed Partners, L.P.	25,620	*	25,620	—	—
Putnam Emerging Opportunities Portfolio	24,000	*	24,000	—	—

	Shares of Common			Shares of Common
	Stock Beneficially			Stock to be Beneficially
	Owned Prior to			Owned After
	Offering(1)		Number of Shares	Offering(2)
			of Common Stock
Name of Selling Shareholder	Number	Percentage	Being Offered(1)	Number	Percentage

Putnam Funds Trust — Putnam Small Cap Growth Fund	24,000	*	24,000	—	—
RS Emerging Growth Pacific Partners Master Fund Unit Trust	106,300	*	65,400	40,900	*
RS Emerging Growth Pacific Partners Onshore LP	28,840	*	22,440	6,400	*
Rx Healthcare Overseas Fund	70,440	*	70,440	—	—
Rx Healthcare Partners I LP	9,720	*	9,720	—	—
Rx Healthcare Partners II LP	99,840	*	99,840	—	—
S.A.C. Healthco Fund, LLC	285,600	1.52%	285,600	—	—
SF Capital Partners Ltd.	60,000	*	60,000	—	—
Shoshone Partners LP	59,400	*	12,000	47,400	*
Smithfield Fiduciary LLC	325,874	1.74%	325,874	—	—
USAZ Oppenheimer Emerging Growth Fund(3)	23,000	*	9,600	13,400	*
Welch Entrepreneurial Fund (QP), LP	90,756	*	90,756	—	—
Welch Entrepreneurial Fund, LP	21,588	*	21,588	—	—
Welch Entrepreneurial Fund, Ltd.	71,268	*	71,268	—	—
Welch Life Sciences Fund, LP	46,968	*	46,968	—	—
Welch Life Sciences Fund, Ltd.	9,420	*	9,420	—	—

*	Less than one percent.

(1)	Includes shares issuable upon the exercise of additional investment rights acquired by the selling shareholders from us in a private placement consummated on August 5, 2003 and August 6, 2003.

(2)	We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders might not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.

(3)	Oppenheimer Discovery Fund, Oppenheimer Emerging Growth Fund and USAZ Oppenheimer Emerging Growth Fund are registered investment companies advised by OppenheimerFunds, Inc. or by a directly-controlled affiliate of OppenheimerFunds, Inc. In addition to the shares set forth on the table above, OFIL plc U.S. Emerging Growth Fund, which is also advised by OppenheimerFunds, Inc. or by a directly-controlled affiliate of OppenheimerFunds, Inc. owns 2,900 shares of our common stock.

      None of the selling shareholders has held any position or office with, or has otherwise had a material relationship with, us within the past three years.

PLAN OF DISTRIBUTION

      The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling shareholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ National Market;

•	in privately negotiated transactions; and

•	in options transactions.

      In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

      In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.

      In offering the shares covered by this prospectus, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

      In order to comply with the securities laws of some states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states may restrict the selling shareholders from selling their shares unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

      We have agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.

      We have agreed with the selling shareholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) the later of (A) August 6, 2005 and (B) the last date on which shares of common stock covered by this prospectus are issued upon exercise of an additional investment right, or (ii) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement.

      Our common stock, including the shares offered by this prospectus, are traded on the NASDAQ National Market under the symbol “PPCO.”

LEGAL MATTERS

      The validity of the shares offered by this prospectus has been passed upon by Perkins Coie LLP.

EXPERTS

      The consolidated financial statements of Penwest Pharmaceuticals Co. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in the Penwest Pharmaceuticals Co’s. Current Report (Form 8-K), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

      (1) Our Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-23467);

      (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-23467);

      (3) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 000-23467);

      (4) Our Annual Report on Form 11-K filed with the SEC on June 27, 2003 (File No. 000-23467);

      (5) Our Current Report on Form 8-K filed with the SEC on February 28, 2003 (File No. 000-23467);

      (6) Our Current Report on Form 8-K filed with the SEC on August 5, 2003 (File No. 000-23467);

      (7) Our Current Report on Form 8-K filed with the SEC on August 6, 2003 (File No. 000-23467);

      (8) Our Current Report on Form 8-K filed with the SEC on September 4, 2003 (File No. 000-23467);

      (9) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

      (10) The description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 5, 1997 (File No. 000-23467), as updated by a Form 10 filed with the SEC on June 22, 1998 (File No. 000-23467), by a Form 10/ A filed on July 17, 1998 (File No. 000-23467) and by a Form 10-A filed on July 28, 1998 (File No. 000-23467).

      You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810-5120
Attention: Jennifer L. Good
Telephone: (203) 796-3701

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Penwest Pharmaceuticals Co. (except any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee — Securities and Exchange Commission	$5,334.07
Legal fees and expenses	$30,000.00
Accounting fees and expenses	$7,500.00
Miscellaneous expenses	$2,165.93

Total Expenses	$45,000.00

Item 15.	Indemnification of Directors and Officers

      The Washington Business Corporation Act and our Amended and Restated Bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, under our Amended and Restated Bylaws, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Our officers and directors are currently covered under director and officer liability insurance maintained by us.

Item 16.	Exhibits

Exhibit
Number		Description

4.1	(1)	Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co.
4.2	(2)	Articles of Amendment to Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co.
4.3	(2)	Designation of Rights and Preference of Series A Junior Participating Preferred Stock of Penwest Pharmaceuticals Co.
4.4	(1)	Amended and Restated By-laws of Penwest Pharmaceuticals Co.
4.5	(2)	Rights Agreement, dated July 27, 1998, between Penwest Pharmaceuticals Co. and the Rights Agent
5.1		Opinion of Perkins Coie LLP
23.1		Consent of Ernst & Young LLP
23.2		Consent of Perkins Coie LLP, included in Exhibit 5.1 filed herewith
24.1		Power of Attorney (See page II-4 of this Registration Statement)

(1)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-38389).

(2)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form 10 filed with the SEC on June 22, 1998 and July 31, 1998.

Item 17.	Undertakings

      Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Old Ridgebury, State of Connecticut, on August 29, 2003.

PENWEST PHARMACEUTICALS CO.

By:	/s/ JENNIFER L. GOOD

Jennifer L. Good
Senior Vice President, Finance and
Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

      We, the undersigned officers and directors of Penwest Pharmaceuticals Co. hereby severally constitute and appoint Tod R. Hamachek and Jennifer L. Good, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Penwest Pharmaceuticals Co. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TOD R. HAMACHEK Tod R. Hamachek	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	August 29, 2003

/s/ JENNIFER L. GOOD Jennifer L. Good	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 29, 2003

/s/ PAUL E. FREIMAN Paul E. Freiman	Director	August 29, 2003

/s/ JERE E. GOYAN Jere E. Goyan	Director	August 29, 2003

/s/ ROLF H. HENEL Rolf H. Henel	Director	August 29, 2003

/s/ ROBERT J. HENNESSEY Robert J. Hennessey	Director	August 29, 2003

Signature	Title	Date

/s/ JOHN N. STANIFORTH John N. Staniforth	Director	August 29, 2003

/s/ ANNE M. VANLENT Anne M. VanLent	Director	August 29, 2003

EXHIBIT INDEX

Exhibit
Number		Description

4.	1(1)	Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co.
4.	2(2)	Articles of Amendment to Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co.
4.	3(2)	Designation of Rights and Preference of Series A Junior Participating Preferred Stock of Penwest Pharmaceuticals Co.
4.	4(1)	Amended and Restated By-laws of Penwest Pharmaceuticals Co. Rights Agreement, dated July 27, 1998, between Penwest Pharmaceuticals Co. and the
4.	5(2)	Rights Agent
5.	1	Opinion of Perkins Coie LLP
23.	1	Consent of Ernst & Young LLP
23.	2	Consent of Perkins Coie LLP, included in Exhibit 5.1 filed herewith
24.	1	Power of Attorney (See page II-4 of this Registration Statement)

(1)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-38389).

(2)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form 10 filed with the SEC on June 22, 1998 and July 31, 1998.